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MAR 03 2025
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65778

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SHAREHOLDERS SERVICE GROUP, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9845 ERMA ROAD STE 312
(No. and Street)

SAN DIEGO	CA	92131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rolando B. Abagat	858-530-1031	rabagat@shareholdersgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SHAREHOLDERS SERVICE GROUP LLC

Financial Statements

As of and for the year ended December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

OATH OR AFFIRMATION

I, Rolando B. Abagat, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SHAREHOLDERS SERVICE GROUP, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NIDHI GUPTA
COMM. # 2364150
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
MY COMM. EXP. JULY 31, 2025

Notary Public

Signature:

Title: PRESIDENT

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SHAREHOLDERS SERVICE GROUP LLC

Financial Statements

December 31, 2024

Table of Contents

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Shareholders Service Group, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Shareholders Service Group, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
February 26, 2025

Shareholders Service Group, LLC

Statement of Financial Condition
As of December 31, 2024

Assets		
Cash and cash equivalents	$	2,471,985
Deposit with clearing broker		100,000
Receivable from member		184,390
Prepaid expenses		211,984
Accounts receivable		1,200
Property and equipment, net		27,021
Operating lease right-of-use asset		84,491
Other assets		8,787
Total assets	**$**	**3,089,858**
Liabilities and member's equity		
Liabilities:		
Accounts payable and accrued expenses	$	97,154
Operating lease liabilities		92,132
Payable to clearing broker		29,542
Other liabilities		2,990
Total liabilities		221,818
Member's equity:		
Member's equity		2,868,040
Total member's equity		2,868,040
Total liabilities and member's equity	**$**	**3,089,858**

See accompanying notes to financial statements.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Shareholders Service Group, LLC, (the "Company") was incorporated in the State of California on September 30, 2002. In 2023, the Company reorganized its legal entity type to a Limited Liability Company ("LLC") and was acquired by Altruist Corp (the "Member"), a Delaware corporation, whereupon it became the sole member of the Member.

The Company is a registered member of the Financial and Industry Regulatory Authority, Inc. ("FINRA"), regulated by the Securities and Exchange Commission ("SEC") and is actively engaged in the business of providing broker-dealer services. The Company's business includes distribution of investment products and services, which includes, but are not limited to, introducing mutual funds, equities securities, and fixed income on an agency or riskless principal basis. The Company is a fully disclosed introducing broker-dealer and clears all securities transactions though a clearing broker, Pershing LLC ("Pershing"), a wholly-owned subsidiary of The Bank of New York Mellon Company. The Company does not hold customer accounts.

Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

U.S. GAAP requires disclosing the fair value of financial instruments to the extent practicable for financial instruments, which are recognized or unrecognized on the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. In assessing the fair value of these financial instruments, the Company used a variety

of methods and assumptions which were based on estimates of market conditions and risks existing at that time. Securities owned are carried at fair value.

For certain instruments, including cash, accounts receivable, accounts payable and accrued expenses, it was estimated that the carrying amount approximated fair value for the majority of these instruments because of their short maturity.

Cash and Cash Equivalents

The Company considers all highly liquid investments that mature in three months or less from the time of acquisition and that are not segregated for regulatory purposes to be cash and cash equivalents. As of December 31, 2024, the Company has $2,403,298 of cash in various accounts maintained with Pershing. These accounts are included in cash and cash equivalents in the Statement of Financial Condition. The Company maintains cash and cash equivalents in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts. The Company held $2,240,166 of cash equivalents which consisted of money market fund accounts held at Pershing as of December 31, 2024.

Deposit with Clearing Broker

The Company maintains a minimum balance of $100,000 in a deposit account with Pershing. The deposit serves as collateral for any amounts due to Pershing, including any securities sold short or securities purchased on margin. In the event of substantial change in the nature and extent of the Company's business operations, Pershing may request an additional amount to be deposited in the deposit account.

Property and equipment, net

Property and equipment are stated at cost net of depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Income Taxes

The Company is considered a single-member LLC taxed as a disregarded entity. The Company is accounted for as a division of the Member and does not file separate tax returns. The Company is

not allocated current and deferred tax expenses by the Member since it is not a legal entity subject to tax. As of and for the year ended December 31, 2024, no tax sharing agreement existed between the Company and the Member.

NOTE 2: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2024. Based upon this review, the Company has implemented the pronouncements that require adoption (if any), and has also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3: CONCENTRATIONS OF BUSINESS RISK AND CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). It is the Company's policy to review, as necessary, the credit standing of its counterparties.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of counterparties with which it is engaged.

NOTE 4: MARKETABLE SECURITIES, AT MARKET VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction

to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of December 31, 2024, the Company did not hold any marketable securities, except $2,240,166 of money market funds that are classified as cash equivalents in the Statement of Financial Condition.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024, the Company had net capital of $2,389,855, which was $2,289,855 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness ($137,327) to net capital was 0.06 to 1.

NOTE 6: CONTINGENCIES

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2024, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts, and management believes

that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2024, or during the year then ended.

NOTE 8: PROPERTY AND EQUIPMENT, NET

Property and equipment, net, are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Furniture and fixtures	$	41,489	5
Equipment		51,632	3
Computer software		5,741	3
Computers		29,764	3
		128,626	
Less: Accumulated depreciation		(101,605)	
Property and equipment, net	$	27,021	

NOTE 9: LEASE

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842. The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants.

The components of lease cost for the year ended December 31, 2024, are as follows:

Operating lease cost	$	87,981
Variable lease cost		18,503
Total operating lease cost	$	106,484

Amounts reported in the Statement of Financial Condition as of December 31, 2024 are as follows:

Operating lease		
Right-of-use asset	$	84,491
Lease liability	$	92,132

Future minimum lease payments under the non-cancelable operating lease as of December 31, 2024, are as follows:

2025	$	93,124
Total undiscounted lease payments		93,124
Less: imputed interest		(992)
Total lease liability	$	92,132

Other information as of December 31, 2024:

The discount rate used for the lease present value calculation is its incremental borrowing rate ("IBR") of 2% at the lease's commencement date. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The lease's implicit rate was not readily determinable.

NOTE 10: RETIREMENT PLAN

The Company maintains a 401(k) deferred compensation plan which covers substantially all full-time employees. Participants are permitted to contribute a portion of their gross earnings into the plan. The Company provides a matching contribution in accordance with its safe harbor provisions, matching 100% of the first 4% of eligible compensation deferred and 50% of the next 2% deferred.

NOTE 11: RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement in place with the Member which requires the allocation of costs and expenses incurred by the Company that are attributable, fully or in part, to

the Member. The agreement is termed for one year from its effective date with automatic one-year renewals, unless and until terminated by the Company or the Member.

The allocation methodologies are based on the time, headcount, nature and other relevant factors and because these transactions and the agreement are with the Member, they may not be equivalent to those recorded if the Company was not a wholly owned subsidiary of the Member. The Member settles its balance with the Company monthly, one month in arrears. The receivable from the Member is presented on the Statement of Financial Condition.

NOTE 12: SEGMENT REPORTING

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") , which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss.

The CODM for the Company is the Member's Chief Executive Officer. The CODM reviews financial information on a consolidated basis to make decisions about how to allocate resources and how to measure the Company's performance. The Company has determined that it has one operating segment and one reportable segment. The accounting policies used to measure profit and loss of the segment are the same as those described in this footnote 1 - general and summary of significant accounting policies. The CODM uses net income (loss) to evaluate the results of the business, predominantly in the budgeting and forecasting processes, to manage the Company. The CODM reviews and utilizes natural expense classifications, as reflected in the statement of operations, to manage the Company's operations. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

NOTE 13: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.